LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 25, 2019

VIA EDGAR TRANSMISSION
Lisa N. Larkin
U.S. Securities and Exchange Commission
Division of Investment Management-Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-215588 and 811-23226
Dear Lisa:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 12, 2019 with respect to the Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A and the Wahed FTSE USA Shariah ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
GENERAL

Comment 1.	Please explain in the Principal Investment Strategies section the term Shariah-compliant in plain English.

Response:
The sentence referenced above was revised to read as follows: “The Index is composed of common stocks of large- and mid-capitalization U.S. companies the characteristics of which meet the requirements of the Shariah and are consistent with Islamic principles as interpreted by subject-matter experts (each, a “Shariah-compliant company”).”

Comment 2.	Please provide a copy of the Index methodology for the Staff’s review.

Response:	A copy of the Index methodology was sent to the Staff by email on June 19, 2019.

Comment 3.
Please clarify the use of the term “mirrors” as it is used under the Principal Investment Strategies section on page three of the Prospectus, paragraph one, first sentence under FTSE USA Shariah Index.

Response:
The sentence referenced above was revised to read as follows: “The Index is constructed using an objective, rules-based methodology that begins with an initial universe of companies listed in the FTSE USA Index, which is comprised of common stocks of large- and mid-capitalization U.S. companies.”

Comment 4.	Please clarify who does the screening for Shariah status as mentioned under Principal Investment Strategies on page three of the Prospectus, paragraph one, sentence two.

Response:	The term referenced above has been removed from the Amendment.

Comment 5.
With respect to the Fund’s name, the term “Shariah” may suggest that the Fund focuses its investments in securities that are Shariah-compliant. Consequently, the Fund should adopt a policy under Rule 35d-1 under the Investment Company Act of 1940 of investing, under normal circumstances, at least 80% of its nets assets in Shariah-compliant securities.

Response:
The Trust believes that the term “Shariah” in the Fund’s name reflects a socially responsible investment strategy of investing in securities with characteristics consistent with Shariah-compliance investing. Although the Fund invests principally in common stocks, the term “Shariah-compliant” may describe securities of a variety of types of investments, including common stocks, tracking stocks, sukuk, investment companies, real estate investment trusts, etc. Because the term “Shariah” does not refer to a particular type of investment, the Trust does not believe that the term is subject to Rule 35d-1 and respectfully declines to adopt the suggested 80% policy.

Comment 6.
Regarding Shariah-prohibited activities in the Principal Investment Strategies, please clarify the extent of involvement in Shariah-prohibited activities (if known) that would cause a company to be ineligible for inclusion in the Index?

Response:
The sentence referenced above was revised to read as follows: “Companies that receive income in excess of 5% of its total revenue from Shariah-prohibited activities are removed from the list of companies eligible for inclusion in the Index.”

Comment 7.	Please describe how Index components are weighted.

Response:	The following disclosure has been added to the Amendment: “The Sharia-compliant companies are then weighted in the Index according to their market capitalization.”

Comment 8.	Please define “potential income remediation” found under Principal Investment Strategies on page four, paragraph one of the Prospectus.

Response:
Regarding the phrase referenced above, the Trust has added the following language for further clarification of the phrase: “The Index’s constituent securities are also reviewed on both an on-going basis and annual basis by a Shariah consultant, Yasaar Limited, to determine if any of the constituents should be considered for potential income remediation or Purification. Purification is the process by which an investor donates certain income earned from his or her investment in the Fund because certain of the Fund’s investments unintentionally earned small amounts of income deemed to be prohibited by Shariah principles, such as interest income.  As discussed under “Dividend Purification,” the Fund will publish on its website the per share amount to be purified on a quarterly basis.”

Comment 9.	Please disclose whether Yasaar Limited will be providing an on-going certification of Shariah-compliance to the Fund.

Response:	Yasaar Limited will provide an annual certification to the Index.

Comment 10.	Please clarify the different functions of Straightway Ethical Advisory LLC and Yasaar Limited.

Response:	Straightway Ethical Advisory LLC is the Shariah ethical adviser to the Fund and Yasaar Limited is the Shariah ethical adviser to the Index.

Comment 11.	With respect to the third paragraph under “The Fund’s Investment Strategy,” please specify the type of investments if these investments are not common stock.

Response:	The Trust confirms that the investments that are part of the Fund’s principal investment strategy are limited to common stocks.

Comment 12.	Please add a risk for Shariah-compliant securities or explain why it is not misleading to omit such a risk.

Response:
The Trust believes the current disclosures in the Amendment effectively describe the principal risks of investing in the Fund, including the risks associated with investments in equity securities and the effects of the Index’s Shariah-compliant strategy on the Fund’s sector exposures. Consequently, the Registrant respectfully declines to add the suggested disclosure.

Comment 13.
Under Additional Information About the Fund, Principal Investment Strategies section, paragraph one, please change the last sentence to read, “Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in securities that are traded principally on a United States stock exchange.”

Response:	The requested change has been made.
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If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

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